

**DIVISION OF
CORPORATION FINANCE**


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631


Mail Stop 4631

June 7, 2010

via U.S. mail and facsimile

Andrew B. Cogan, Chief Executive Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

> **RE:** **Knoll, Inc.**
> **Form 10-K for the Fiscal Year Ended December, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Definitive Proxy filed March 24, 2010**
> **File No. 001-12907**

Dear Mr. Cogan:

  We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 77

1. It appears that you have not filed the schedules and the exhibits to the Amended and Restated Credit Agreement dated June 29, 2007 (Exhibit 10.1). Please file the complete copy of your credit agreement as an exhibit with your next periodic report.

Signatures

2. Please ensure that your future filings are also signed by the chief accounting officer or controller.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

3. We note you took an impairment charge of $2.1 million which was material to your results of operations for the three months ended March 31, 2010. Please tell us and disclose in future filings the nature of the impaired asset and economic factors you observed that led to the impairment. Refer to Section 501.05 of the Financial Reporting Codification for guidance.

Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

Board Leadership Structure, page 12

4. We are unable to locate disclosure about the board's role in the company's risk oversight. See Item 407(h) of Regulation S-K. Please advise, or otherwise include appropriate disclosure in your future filings.

Director Compensation Table – 2009, page 16

5. In future filings, please disclose Mr. Staniar's compensation in the table. You may explain the salaried nature of his compensation in a footnote to the tabular presentation.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

6. We note your disclosure in the fourth paragraph of page 20. For purposes of Item
    402(b)(2)(xiv) of Regulation S-K regarding benchmarking of compensation, your
    disclosure must provide a materially complete description of all of the elements
    considered by the compensation committee in setting executive compensation,
    including among other things, each company comprising the peer group. To the
    extent that any specific element of compensation is tied to a benchmark, please
    identify the benchmark and discuss where your actual payments and awards fall
    with respect to the benchmark. Statements such as the "information is used only
    as a point of reference to ensure that the base salary for the executive officer is
    reasonably competitive" are broad and generic. Please revise your future filings
    accordingly. For additional guidance, please see Question 118.05 of the
    Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-
    K, which can be found on our website at
    http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2009 Compensation – Analysis, page 25

7. With respect to the "all associates" bonus for 2009, please tell us what those
    bonus amounts were for the named executive officers and why they were not
    disclosed in the summary compensation table.

8. We note your disclosure on page 21 stating that the compensation committee
    establishes specific performance goals related to each named executive officer's
    area of responsibility, which goals assist the compensation committee in making
    payout decisions regarding the annual incentive bonuses. As such, please tell us
    with a view toward future disclosure, what the individual performance goals were
    for each named executive officer and how the compensation committee
    determined achievement of these objectives. To the extent that the compensation
    committee's decisions regarding a named executive officer's individual
    performance were based upon a subjective evaluation, please ensure that you
    disclose each executive officer's personal goals by also identifying the specific
    contributions made by each executive and contextualize those achievements for
    purposes of demonstrating how they assisted the compensation committee in
    determining the final bonus amounts. Please refer to Item 402(b)(2)(vii) of
    Regulation S-K.

9. With a view toward future disclosure, please provide to us supplementally a
    significantly enhanced discussion regarding the fiscal 2009 option grants by
    describing in detail all of the material factors that the compensation committee
    considered in determining the specific levels of this component of your

compensation program. Please provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Compensation Risk, page 42

10. We note your disclosure in response to Item 402(s) of Regulation S-K. Supplementally, please describe the process you undertook to reach the conclusion that your compensation programs and practices do not pose a material risk to the company.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at

(202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief